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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.      3     )*
                                         -----------


                         BIOSANTE PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)


                         COMMON STOCK, $0.0001 PAR VALUE
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                  09065 V 20 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


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CUSIP NO. 09065 V 20 3
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).


        Victor A. Morgenstern
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization


        United States of America
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       537,777 (see Item 4)
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      527,500 (see Item 4)
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     537,777 (see Item 4)
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   527,500 (see Item 4)
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        1,065,277 (see Item 4)
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

        Not Applicable
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        7.7%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

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ITEM 1(a).        NAME OF ISSUER:

                  The name of the issuer is BioSante Pharmaceuticals, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  The address of the principal executive offices of BioSante is 111 Barclay Boulevard, Lincolnshire, Illinois 60069.

ITEM 2(a).        NAME OF PERSON FILING:

                  This Amendment No. 3 to Schedule 13G is being filed by and on behalf of Victor A. Morgenstern.

ITEM 2(b).        ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The address of Mr. Morgenstern's principal place of business is c/o Harris Associates, LP, 2 North LaSalle Street, Suite 500, Chicago, Illinois 60602.

ITEM 2(c).        CITIZENSHIP:

                  Mr. Morgenstern is a United States citizen.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  The class of equity securities to which this Statement relates is the common stock, $0.0001 par value per share, of BioSante Pharmaceuticals, Inc.

ITEM 2(e).        CUSIP NUMBER:

                  The CUSIP number of the common stock is 09065 V 20 3.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE FILING PERSON IS A:

                  (a)     [ ]       Broker or dealer registered under Section 15
                                    of the Securities Exchange Act of 1934 (the
                                    "Act").

                  (b)     [ ]       Bank, as defined in Section 3(a)(6) of the
                                    Act.

                  (c)     [ ]       Insurance company, as defined in Section
                                    3(a)(19) of the Act.

                  (d)     [ ]       Investment company registered under Section
                                    8 of the Investment Company Act of 1940.

                  (e)     [ ]       An investment advisor in accordance with
                                    Rule 13d-1(b)(1)(ii)(E).

                  (f)     [ ]       An employee benefit plan or endowment fund
                                    in accordance with Rule 13d-1(b)(1)(ii)(F).

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                  (g)     [ ]       A parent holding company or control person,
                                    in accordance with Rule 13d-1(b)(ii)(G).

                  (h)     [ ]       A savings association, as defined in Section
                                    3(b) of the Federal Deposit Insurance Act.

                  (i)     [ ]       A church plan, that is excluded from the
                                    definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act of 1940.

                  (j)     [ ]       Group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J).

ITEM 4.           OWNERSHIP:

         (a) Amount beneficially owned: Mr. Morgenstern's beneficial ownership includes: (1) 356,277 shares of common stock; (2) 171,500 shares of common stock issuable upon exercise of a warrant; (3) 10,000 shares of common stock issuable upon exercise of stock options; (4) 102,500 shares of common stock issuable upon exercise of a warrant and 270,000 shares of common stock held by Mr. Morgenstern's wife as trustee of the Morningstar Trust, as to which Mr. Morgenstern disclaims beneficial ownership; (5) 10,000 shares of common stock issuable upon exercise of a warrant and 70,000 shares of common stock held by Mr. Morgenstern's wife, as to which Mr. Morgenstern disclaims beneficial ownership; and (6) 25,000 shares of common stock issuable upon exercise of a warrant and 50,000 shares of common stock held by Resolute Partners. Mr. Morgenstern is a partner of Resolute Partners.

         (b) Percent of class: 7.7%. The foregoing percentage is calculated based on the 13,547,905 shares of common stock reported to be outstanding by BioSante on its most recently filed quarterly report on Form 10-QSB for the quarter ended September 30, 2003.

         (c)      Number of shares as to which Mr. Morgenstern has:

                  (i)   Sole power to vote or to direct the
                        vote..........................................  537,777

                  (ii)  Shared power to vote or to direct the
                        vote..........................................  527,500

                  (iii) Sole power to dispose or to direct the
                        disposition of................................  537,777

                  (iv)  Shared power to dispose or to direct the
                        disposition of................................  527,500

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not Applicable.

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ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable.

ITEM 10.          CERTIFICATIONS:

                  Not Applicable.





                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 13, 2004                      /s/ Victor A. Morgenstern
                                              ---------------------------------
                                              Victor A. Morgenstern




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